UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                            (Amendment No.1)*

                            STORAGE PROPERTIES, INC.
                                (Name of Issuer)

                                Common Stock
                         (Title of Class of Securities)

                                    861903102
                                 (CUSIP Number)

     c/o Gideon J. King, Loeb Partners Corporation, 61 Broadway, New York, NY 10006 (212)483-7023 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |

     Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
CUSIP No 861903102                              Page 2

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Loeb Partners Corporation - I.D. #13-3114801

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

NUMBER OF    7  SOLE VOTING POWER
SHARES             23,875 Shares
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           13,699 Shares
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          23,875 Shares
PERSON       10 SHARED DISPOSITIVE POWER
WITH               13,699 Shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         37,574 Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.12%

14 TYPE OF REPORTING PERSON*
       CO  BD IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
CUSIP No 861903102                              Page 3

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Loeb Arbitrage Fund - I.D. #13-3269989

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) XX
                                                         (b)

3 SEC USE ONLY

4 SOURCE OF FUNDS*
      WC, O

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or 2(E)

6 CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

NUMBER OF    7  SOLE VOTING POWER
SHARES             182,926 Shares
BENEFICIALLY 8  SHARED VOTING POWER
OWNED BY           ---
EACH         9  SOLE DISPOSITIVE POWER
REPORTING          182,926 Shares
PERSON       10 SHARED DISPOSITIVE POWER
WITH               ---

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         182,926 Shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.46%

14 TYPE OF REPORTING PERSON*
       PN  BD

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1. SECURITY AND ISSUER

     No change.

 ITEM 2. IDENTITY AND BACKGROUND.

     No change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No change.

ITEM 4.  PURPOSE OF TRANSACTION

     No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) The persons reporting hereby own the following shares of Common Stock as of May 24, 1996:
                                       Shares of
                                      COMMON STOCK

Loeb Arbitrage Fund                    182,926
Loeb Partners Corporation               37,574
                                       -------
      Total                            220,500


     This constitutes 6.59% of the 3,348,167 outstanding shares as reported by the issuer.


     -----------

     *Including 8,699 and 5,000 shares, respectively, held for the accounts of two customers of Loeb Partners Corporation, as to which it has investment discretion.

                  (b)  See paragraph (a) above.

                  (c) The following purchases of Common Stock have been made since April 4, 1996 by the persons named below:

                                  PURCHASES OF COMMON STOCK
HOLDER                              DATE             SHARES     AVERAGE PRICE

Loeb Arbitrage Fund                 4/04/96         9,312       $ 6.97
                                    4/04/96         9,312         6.97
                                    4/16/96         1,416         7.03
                                    4/17/96         7,440         7.09
                                    4/18/96        12,864         7.09
                                    4/19/96         7,704         7.09
                                    4/29/96        15,432         7.09
                                    5/01/96           744         7.03
                                    5/07/96         1,320         7.09
                                    5/08/96           744         7.03
                                    5/09/96           480         7.08
                                    5/13/96         1,416         7.09
                                    5/15/96           744         7.10
                                    5/16/96           936         7.09
                                    5/17/96           500         7.09
                                    5/20/96           450         7.08
                                    5/22/96        15,375         7.16
                                    5/23/96           930         7.16
                                    5/24/96        18,000         7.16



HOLDER                              DATE          SHARES       AVERAGE PRICE

Loeb Partners Corporation*          4/04/96         688         $ 6.97
                                    4/16/96          84           7.03
                                    4/17/96         460           7.09
                                    4/18/96         836           7.09
                                    4/19/96         496           7.09
                                    4/29/96         968           7.09
                                    5/01/96          56           7.03
                                    5/05/96          68           7.09
                                    5/08/96          56           7.03
                                    5/09/96          20           7.08
                                    5/13/96          84           7.09
                                    5/15/96          56           7.10
                                    5/16/96          64           7.09
                                    5/17/96         100           7.09
                                    5/20/96          50           7.08
                                    5/22/96         925           7.16
                                    5/23/96          70           7.16
                                    5/24/96       1,200           7.16

- ----------
*Including transactions for the accounts of two customers of Loeb Partners
 Corporation as to which it has investment discretion.

                  All the reported transactions were effected on the American Stock Exchange.

                  (d) and (e). Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  None.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true and correct.



May 30, 1996                                   Loeb Arbitrage Fund
                                            By:Loeb Arbitrage Management, Inc.


                                           By: /s/ Arthur E. Lee
                                                   Arthur E. Lee, President

May 30, 1996                                   Loeb Partners Corporation
                                          By:  /s/ Arthur E. Lee
                                                   Arthur E. Lee
                                              Executive Vice President